EXHIBIT 12

ANWORTH MORTGAGE ASSET CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

(unaudited)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	Three Months Ended March 31, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Fixed charges(1)	$48,763	$97,949	$45,661	$29,576	$6,363	$8,674
Preferred stock dividends	868	369	—	—	—	—

Combined fixed charges and preferred stock dividends	$49,631	$98,318	$45,661	$29,576	$6,363	$8,674

Fixed charges	$49,631	$98,318	$45,661	$29,576	$6,363	$8,674
Net income (loss)	13,614	55,805	50,195	31,670	3,706	1,261

	$63,245	$154,123	$95,856	$61,246	$10,069	$9,935

Ratio of earnings to combined fixed charges and preferred stock dividends	1.27	1.57	2.10	2.07	1.58	1.15

(1)	Fixed charges consist of interest expense on all indebtedness.